                      ELECTRONIC DATA SYSTEMS CORPORATION

                         EDS PUERTO RICO SAVINGS PLAN


                                   FORM 11-K

                                 ANNUAL REPORT
                     FOR THE YEAR ENDED DECEMBER 31, 1999


                        FILED PURSUANT TO SECTION 15(d)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549-1004



                                   FORM 11-K

        X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       ---   EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1999
                                            -----------------

                                      OR

       ___   TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES
             EXCHANGE ACT OF 1934

              For the transition period from ________ to ________

                        Commission file number 1-11779
                                               -------

                         EDS PUERTO RICO SAVINGS PLAN
                         ----------------------------
                           (Full title of the plan)

                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                           Plano, Texas 75024-3105
                           ------------------------
              (Name of issuer of the securities held pursuant to
         the plan and the address of its principal executive offices)

     Registrant's telephone number, including area code:   (972) 604-6000


       Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                    John Adams, Vice President and Controller
                                    Electronic Data Systems Corporation
                                    5400 Legacy Drive
                                    Plano, Texas 75024-3105

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
       -----------------------------------------------                --------

       EDS Puerto Rico Savings Plan:
           Independent Auditor's Report..............................     4
           Basic Financial Statements:
               Statements of Net Assets Available for Benefits -
                   December 31, 1999 and 1998........................     5
               Statements of Changes in Net Assets Available for
                   Benefits - Years Ended December 31, 1999
                   and 1998..........................................     6
               Notes to Financial Statements - December 31, 1999
               and 1998..............................................     7
           Supplemental schedules:
               Schedules of Assets Held for Investment Purposes -
                   December 31, 1999.................................    13
               Schedule of Reportable Transactions -
                   Year Ended December 31, 1999......................    14

    Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b) EXHIBIT

    Exhibit 23  Consent of Independent Auditors......................    15

                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              EDS PUERTO RICO SAVINGS PLAN
                              ----------------------------
                                     (Name of plan)

                              Electronic Data Systems Corporation
                              Plan Administrator


Date:  June 28, 2000          By:   /s/ John Adams
                                 -------------------------------------------
                                 John Adams, Vice President and Controller

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------



The Trustee
EDS Puerto Rico Savings Plan:



We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Dallas, Texas
May 19, 2000

                         EDS PUERTO RICO SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998


                 Assets                                  1999          1998
                                                        --------     --------
Investments (note 4):
    Income Fund, at contract value                     $  13,352       7,696
    Investments in stocks and mutual funds, at
        quoted market prices                             908,595     697,093
    Loan Fund, at unpaid principal balance which
        approximates fair value                            5,641      12,533
                                                       ---------     -------
               Total investments                         927,588     717,322

Contributions receivable                                      --       1,197

Refunds payable (note 2)                                  (8,632)    (27,697)
                                                       ---------     -------
               Net assets available for benefits       $ 918,956     690,822
                                                       =========     =======

See accompanying notes to financial statements.

                         EDS PUERTO RICO SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 1999 and 1998

                                                                             1999                 1998
                                                                        --------------         ----------
Additions to net assets attributed to:
   Investment income:
      Net appreciation in fair value of investments (note 4)            $       67,895             42,149
      Interest                                                                  16,434             17,939
      Dividends                                                                 26,191             23,334
                                                                        --------------         ----------

             Total investment income                                           110,520             83,422

   Employee contributions                                                      131,395             69,988
   Employer contributions                                                       26,312             11,049
                                                                        --------------         ----------

             Total additions                                                   268,227            164,459

Deductions from net assets attributed to benefits paid and
   Withdrawals                                                                 (40,093)           (21,067)
                                                                        --------------         ----------

             Net increase                                                      228,134            143,392

Net assets available for benefits at:
   Beginning of year                                                           690,822            547,430
                                                                        --------------         ----------

   End of year                                                          $      918,956            690,822
                                                                        ==============         ==========

See accompanying notes to financial statements.

                         EDS PUERTO RICO SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

     (1)  Description of Plan

          The EDS Puerto Rico Savings Plan (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms (the Company), and (Employer) refer to EDS International Corporation, a wholly owned subsidiary of Electronic Data Systems Corporation (EDS). The following description of the Plan reflects all Plan amendments as of December 31, 1999 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

          (a)  General

               The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Internal Revenue Code of 1994, as amended (PR Code), and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is made subject to Section 404(c) of ERISA covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the completion of at least one hour of service with the Employer.

               The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian and record-keeper for the Plan. Banco Santander is the trustee of the Plan. The Vanguard Group of Investment Companies manages 11 of the 13 investment funds of the Plan. The Plan's Investment Committee has responsibility for managing the Income Fund and the EDS Stock Fund and for selecting the investment funds for employee-directed investments.

               The Plan is subject to the provisions of ERISA and the PR Code. The Plan is not intended to qualify under the provisions of the United States Internal Revenue Code of 1986, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan has 13 investment funds as of December 31, 1999:

                    Income Fund, which is a fixed income fund;
                    EDS Stock Fund, a fund consisting of EDS common stock; Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund;
                    Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth
                     stock mutual fund;
                    Vanguard International Growth Portfolio (Vanguard
                     International), a growth stock mutual fund investing in foreign companies;
                    Vanguard Growth and Income Portfolio (Vanguard Growth and
                     Income), a growth and income stock mutual fund;
                    Vanguard Money Market Reserves-Prime Portfolio (Vanguard
                     Money Market), a short-term investment fixed income fund;
                    Vanguard Bond Index Fund, an intermediate term bond fund; Vanguard Federal Money Market Fund (Vanguard Federal Money
                     Market), a long-term government-backed instrument fixed income fund;
                    Vanguard 500 Index Fund, a fund consisting of Standard &
                     Poor's 500 Composite Stock Price Index;
                    Vanguard Explorer Fund, a capital stock growth fund; Vanguard LifeStrategy Growth Fund, a long-term capital growth fund; and
                    Vanguard LifeStrategy Moderate Growth Fund, an income long-
                     term capital growth fund.

                         EDS PUERTO RICO SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

          All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

     (b)  Contributions

          Contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between 1% and 10% of their total compensation subject to: (1) a maximum annual contribution of the lesser of $8,000 or 10% of the participant's annual compensation, and (2) subject to PR Code limitations imposed to ensure that highly compensated employees do not defer a disproportionately higher percentage than non highly compensated employees.

          On July 1, 1998, the Company began to match 25% of employee contributions up to 6% of an employee's salary. The matching contributions are made in EDS stock which is restricted from trade for two years, based on the trade date.

     (c)  Withdrawals

          Withdrawals are allowed under certain circumstances. Hardship withdrawals are available once a participant has exhausted all other available financial resources, including Plan loans. Upon the approval of the Plan Administrator, a participant may withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

     (d)  Participant's Individual Account

          The Participant's Individual Account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participant's mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

          The participant determines the percentage of the investment contributed to one or more of the investment funds as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

                         EDS PUERTO RICO SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

     (e)  Vesting

          Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service, and in 20% increments for each year of service thereafter. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 1999 and 1998, total forfeitures used to offset Company contributions were $178 and $-0-, respectively.

     (f)  Payment of Benefits

          On separation of service, age 59 1/2, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or in the form of a joint and survivor 50% non-transferable annuity contract purchased on his/her behalf from an insurance company. With spousal consent, a participant may elect a lump sum distribution or periodic payments in monthly, quarterly, or semiannual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

     (g)  Loans

          Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to 50% of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. At December 31, 1999 and 1998, the interest rate on new loans was 8.25% and 7.75%, respectively.

   (2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements are prepared on the accrual basis of accounting.

     (b)  Investments

          The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value. Investments in the Income Fund are valued at contract value which approximates fair value and represent contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

                         EDS PUERTO RICO SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

     (c)  Benefits

          Benefits are recorded when paid.

     (d)  Contribution Refunds

          Refunds of excess participant deferrals to be made subsequent to the Plan's year end under PR Code Section 1165(e) are recorded on an accrual basis. At December 31, 1999, refunds due to participants were allocated as follows: $28 - Income Fund; $948 - EDS Stock Fund; $664 - Vanguard Wellington; $2,771 - Vanguard U.S.; $47 Vanguard International; $2,136 -Vanguard Growth and Income; and $2,038 Vanguard Money Market. At December 31, 1998, refunds due to participants were allocated as follows: $234 - Income Fund; $1,990 - EDS Stock Fund; $4,793 - Vanguard Wellington; $5,204 - Vanguard U.S.; $589 - Vanguard International; $4,868- Vanguard Growth and Income; and $10,019 - Vanguard Money Market.

     (e)  Use of Estimates

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)  Plan Termination

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

(4)  Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statement has been reclassified to conform with the current year's presentation.

     The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

                         EDS PUERTO RICO SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

     The Income Fund includes investments in structured investment contracts. Under these arrangements, the Plan enters into a benefit responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and accrued interest.

     The following table presents the fair value/contract value of the Plan's investments at December 31, 1999 and 1998. Investments that represent (5%) or more of the Plan's net assets at December 31, 1999 are separately identified.

                                                                   1999                                1998
                                                     ---------------------------------  ----------------------------------
                                                         Number          Fair value/        Number          Fair value/
                                                        of shares         contract         of shares         Contract
                                                        or units            value          or units            Value
                                                     ---------------  ----------------  ---------------  -----------------
     Income Fund, at contract value                        13,352    $       13,352            7,696    $         7,696
     EDS Stock Fund*                                        4,670           132,766            3,344             71,494
     Vanguard Wellington*                                   4,391           122,781            3,975            116,665
     Vanguard U.S.*                                         3,456           150,451            2,688            100,769
     Vanguard International                                   933            20,980              874             16,411
     Vanguard Growth and Income*                            3,567           132,267            2,748             84,522
     Vanguard Money Market at cost which
        approximates fair value*                          327,050           327,050          304,307            304,307
     Vanguard Bond Index Fund                                 646             6,174              258              2,650
     Vanguard Federal Money Market, at cost
        which approximates fair value                          --                --              275                275
     Vanguard Explorer                                         37             2,540               --                 --
     Vanguard 500 Index Fund                                   81            11,002               --                 --
     Vanguard LifeStrategy Growth Fund                         24               507               --                 --
     Vanguard LifeStrategy Moderate Growth Fund               114             2,077               --                 --
     Loan Fund (three and five loans in 1999 and
        1998, respectively, loans outstanding from
        $966 to $2,680 and $897 to $4,226 in 1999
        and 1998, respectively, with interest rates
        from 7.75% to 8.5% in 1999 and 1998)                   --             5,641               --             12,533
                                                                      ----------------                   -----------------
                                                                    $       927,588                     $       717,322
                                                                      ================                   =================

     *  Represents 5% or more of Plan assets as of December 31, 1999.

                         EDS PUERTO RICO SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

     During 1999 and 1998, the Plan's investments had net realized and unrealized gains as follows:

                                                                            1999                1998
                                                                     ------------------  ------------------
               Common stock                                         $          30,085                  --
               Mutual funds                                                    37,810              42,149
                                                                     ------------------  ------------------
                         Net appreciation in fair value of
                         investments                                $          67,895              42,149
                                                                     ==================  ==================

(5)  Related Party Transactions

     As stated in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard managed mutual funds.

(6)  Income Tax Status

     The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the PR Code. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code and, therefore, the Plan continues to qualify and the related trust continues to be tax-exempt as of December 31, 1999. Therefore, no provision for income taxes is included in the Plan's financial statements.

(7)  Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the EDS Stock Fund, a nonparticipant-directed investment, is set out below. At such time that the EDS stock contributions made in-kind as the employer match are no longer subject to any restrictions, the participant then directs the investment of such investments.

                                                                             Year ended December 31,
                                                                     --------------------------------------
                                                                            1999                1998
                                                                     ------------------  ------------------
               Net assets - beginning of year:                      $          12,688                  --
               Changes in net assets:
                  Contributions                                                26,490               9,852
                  Dividends                                                       315                  39
                  Net appreciation                                             10,029               2,885
                  Withdrawals                                                  (1,469)               (108)
                                                                     ------------------  ------------------
               Net assets - end of year                             $          48,033              12,668
                                                                     ==================  ==================

                                                                      Schedule 1

                         EDS PUERTO RICO SAVINGS PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                           Number
                                                      Rates of            of shares                                Current
               Identity of party                      Interest            or units              Cost                value
-----------------------------------------------   -----------------   -----------------   -----------------   ------------------
Income Fund                                                      --              13,352  $           13,352               13,352

EDS Stock Fund*                                                  --               4,670                                  132,766

Vanguard Wellington*                                             --               4,391                                  122,781

Vanguard U.S.*                                                   --               3,456                                  150,451

Vanguard International*                                          --                 933                                   20,980

Vanguard Growth and Income*                                      --               3,567                                  132,267

Vanguard Money Market*                                           --             327,050                                  327,050

Vanguard Bond Index Fund*                                        --                 646                                    6,174

Vanguard Explorer Fund*                                          --                  37                                    2,540

Vanguard 500 Index Fund*                                         --                  81                                   11,002

Vanguard LifeStrategy Growth Fund*                               --                  24                                      507

Vanguard LifeStrategy Moderate
     Growth Fund*                                                --                 114                                    2,077

Loan Fund*                                             7.75% to 8.5%                                                       5,641
                                                                                                              ------------------
          Total assets held for
            Investment purposes                                                                              $           927,588
                                                                                                              ==================

*Parties in interest

See accompanying independent auditors' report.

                         EDS PUERTO RICO SAVINGS PLAN

                                                                      Schedule 2

                         EDS PUERTO RICO SAVINGS PLAN

                      Schedule of Reportable Transactions

                     For the year ended December 31, 1999

                                                                                                            Current
                                                                                                            value of
                                                                                                            asset on
                          Description       Number of       Purchase        Selling         Cost of       transaction        Net
  Identity of party        of asset        transactions       price          price           asset            date          gain
---------------------  -----------------  --------------  -------------  -------------   --------------  --------------  -----------
EDS                     EDS Stock Fund                37 $       38,648             --               --          38,648          --

EDS                     EDS Stock Fund                 5             --          7,461            6,671           7,461         790

See accompanying independent auditors' report